TABOOLA.COM LTD.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
PO BOX 1342
BRENTWOOD, NY 11717

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
1. To approve the amendments to the Company's Amended and Restated Articles of Association and to approve, in accordance with Nasdaq Marketplace Rule 5635(d), the issuance of the Primary Issuance Company Ordinary Shares and Primary Issuance Company Non-Voting Ordinary Shares to the Yahoo Parties, each as defined in and pursuant to the Omnibus Agreement, by and between the Company and the Yahoo Parties.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

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Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com

TABOOLA.COM LTD.
Special General Meeting of Shareholders
To be held December 30, 2022
This proxy is solicited by the Board of Directors

The undersigned shareholder(s) hereby appoint(s) Eldad Maniv, President and COO, and Blythe Holden, General Counsel, of the Company and each of them, as proxies and attorneys-in-fact, each with the power to appoint (his/her) substitute or successive substitutes, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of TABOOLA.COM LTD. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 9:00 a.m. (Eastern time) on December 30, 2022, at the offices of Davis Polk & Wardwell LLP, 450 Lexington Ave., Floor 8, New York, NY 10017, and in their discretion, according to their best judgment and the recommendation of the board of directors, to vote upon such other business as may properly come before the meeting, any adjournment(s) or postponement(s) thereof. The undersigned shareholder(s) also acknowledge(s) receipt of the Notice of Special General Meeting of Shareholders and the Company's Proxy Statement for such meeting (including either a physical copy or by way of electronic access).

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

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